Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-151532

LIGHTSTONE VALUE PLUS REAL ESTATE
INVESTMENT TRUST II, INC.

STICKER SUPPLEMENT DATED April 1, 2011
TO PROSPECTUS DATED FEBRUARY 18, 2011

This prospectus sticker supplement (this “Sticker Supplement”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “REIT”), dated February 18, 2011 (the “Prospectus”), and should be read in conjunction with the Prospectus. This Sticker Supplement will be delivered with the Prospectus.

Capitalized terms used in this Sticker Supplement have the same meaning as in the Prospectus unless otherwise defined herein. The terms “we,” “our,” “us,” and the “Company” include the REIT and its subsidiaries.

The purpose of this Sticker Supplement is to describe the status of the offering of common shares of the REIT and to disclose certain completed and potential property acquisitions.

Status of the Offering

Our Registration Statement on Form S-11 (the “Registration Statement”) was declared effective under the Securities Act on February 17, 2009, and on April 24, 2009, we commenced our initial public offering of 51,000,000 shares of common stock. As of February 28, 2011, we had received aggregate gross offering proceeds of approximately $35.2 million from the sale of approximately $3.5 million shares in our initial public offering. Since we have received in excess of $25.5 million in aggregate gross offering proceeds, we have satisfied our minimum offering requirements for all states.

After allowing for the payment of approximately $3.1 million in selling commissions and dealer manager fees and $3.6 million in other offering expenses, through February 28, 2011, the Company has raised aggregate net offering proceeds of approximately $28.5 million. In addition, through February 28, 2011, we have issued approximately 92,000 shares associated with our distribution reinvestment program which represents $0.9 million of additional proceeds. As of February 28, 2011, there were approximately 47.5 million shares available for sale under our initial public offering, excluding shares available under our distribution reinvestment program.

Property Acquisition — CP Boston Property

On February 17, 2011, the Company’s sponsor and advisor, the Lightstone Group (the “Buyer”), made a successful auction bid to acquire a 366-room, eight-story, full-service hotel (the “Hotel”) and a 65,000 square foot water park (the “Water Park”), collectively, the “CP Boston Property”, located at 50 Ferncroft Road, Danvers, Massachusetts (part of the Boston “Metropolitan Statistical Area”) from WPH Boston, LLC (the “Seller”) for an aggregate purchase price of approximately $10.1 million, excluding closing and other related transaction costs. Pursuant to the terms of the Agreement of Purchase and Sale and Joint Escrow Instructions (the “PSA”) dated February 17, 2011, between the Buyer and the Seller, the Buyer made an earnest money deposit of approximately $1.0 million on February 18, 2011 representing 10% of the aggregate purchase price.

The CP Boston Property, which encompasses 26 acres, is conveniently located 20 miles north of Boston’s Logan Airport and 22 miles north of Boston’s “Central Business District”. The Hotel was originally built in 1978 and further expanded in 1982 to its current 366 rooms (167 king bedrooms, 199 double bedrooms and 12 suites). Hotel amenities include: room service dining, restaurants and a lounge, a health & fitness center, spa facilities, housekeeping and laundry services, a business center, game room, a gift shop, and 37,000 square feet of meeting room and ballroom space. The Hotel currently operates under the “Crowne Plaza” flag pursuant to an existing franchise agreement with InterContinental Hotel Groups. The Water Park, which opened in 2008, features 65,000 square feet of indoor water park activities, dining and entertainment options. The Water Park currently operates as a CoCo Key Water Resort under an existing trademark license agreement with WPH CoCo Key, LLC.

On March 4, 2011, the Buyer offered the Company and its other sponsored public program, the Lightstone Value Plus Real Estate Investment Trust, Inc. (“REIT I”), through their respective operating partnerships, the opportunity to purchase, at cost, joint venture ownership interests in LVP CP Boston Holdings, LLC (“the CP Boston Joint Venture”) which will acquire the CP Boston Property through LVP CP Boston, LLC (“LVP CP Boston”), a wholly owned subsidiary, subject to the Buyer obtaining the Seller’s consent which was obtained on March 21, 2011. The Company’s Board of Directors and REIT I’s Board of Directors approved 20% and 80% participations, respectively, in the CP Boston Joint Venture.

On March 21, 2011, the CP Boston Joint Venture closed on the acquisition of the CP Boston Property and the Company’s share of the aggregate purchase price was approximately $2.0 million. Additionally, in connection with the acquisition, the Company’s advisor received an acquisition fee equal to 0.95% of its share of the acquisition price, or approximately $19,102. The Company’s portion of the acquisition was funded with offering proceeds from the sale of its common stock.

The CP Boston Joint Venture established a taxable subsidiary, LVP CP Boston Holding Corp., with whom LVP CP Boston, as the landlord, has entered into an operating lease agreement (the “Lease”) for the CP Boston Property. The Lease provides for (i) an initial term expiring on March 31, 2016, with two additional five-year options and (ii) monthly minimum rental, percentage rental, on revenues above various prescribed thresholds, and certain additional charges. Monthly and annual minimum rental by lease year is as follows:

Period	Monthly Minimum Rental	Annual Minimum Rental
Twelve months ended 3/31/2012	$137,250	$1,647,000
Twelve months ended 3/31/2013	$198,250	$2,379,000
Twelve months ended 3/31/2014	$213,500	$2,562,000
Twelve months ended 3/31/2015	$228,750	$2,745,000
Twelve months ended 3/31/2016	$244,000	$2,928,000

At closing, LVP CP Boston Holding Corp. also entered into an interim management agreement (the “Interim Management Agreement”) with Sage Client 289, LLC (“Sage), an unrelated third party, for the management of the CP Boston Property. The Interim Management Agreement, which has a term of six-months, but may be earlier terminated with 30-days prior written notice, provides for monthly base management fees equal to 3.5% of gross revenues, as defined.

The CP Boston Property was purchased “as is”, “where is” and it is currently expected that approximately $10.0 million, of which the Company’s share is approximately $2.0 million, of additional renovations and improvements will be funded proportionately by the owners of the CP Boston Joint Venture over the next 12 to 24 months. Management of the Company believes the CP Boston Property is adequately insured.

The Seller was not affiliated with the Company or its affiliates.

The Hotel’s occupancy rate, average daily rate (“ADR”) and average revenue per available room (“RevPAR”) for the past five years are as follows:

Period	Average Occupancy Rate	ADR	Average RevPAR
Year ended 12/31/2010	49.8%	$94.68	$50.75
Year ended 12/31/2009	51.4%	$89.80	$46.15
Year ended 12/31/2008	57.9%	$90.68	$52.49
Year ended 12/31/2007	44.0%	$91.21	$40.15
Year ended 12/31/2006	42.2%	$87.95	$37.09

The CP Boston Property will be depreciated for U.S. federal income tax purposes on a straight-line basis using an estimated useful life of up to 39 years.

The aggregate realty taxes paid on the CP Boston Property for the fiscal year ended December 31, 2010 were approximately $0.5 million

Material factors considered by us in assessing the acquisition of a joint venture interest in the CP Boston Property, and determining the appropriate amount of consideration to be paid, included a variety of factors. We believe the CP Boston Property is an underperforming, well located property with acceptable roadway access and it is likely to experience increases in average occupancy and average RevPAR after the aforementioned expected investment for renovations and improvements. The CP Boston Property is subject to competition from similar properties within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors material or relevant to our decision to acquire a joint venture interest in the CP Boston Property.

Potential Property Acquisition — Option Agreement to Acquire an Interest in Festival Bay Mall

On December 8, 2010, FB Orlando Acquisition Company, LLC (the “Owner”), a previously wholly owned entity of David Lichtenstein (“Lichtenstein”), who does business as the Lightstone Group and is the sponsor of the Company, acquired Festival Bay Mall (the “Property”) for cash consideration of approximately $25.0 million (the “Contract Price”) from BT Orlando LP, an unrelated third party seller. Ownership of the Owner will be transferred to the A.S. Holdings LLC (“A.S. Holdings”), a wholly-owned entity of Lichtenstein, on or about June 4, 2011 (the “Transfer Date”) pursuant to the terms of a transfer and exchange agreement between various entities, including a qualified intermediary.

On March 4, 2011, the Company, through Lightstone Value Plus REIT II LP, its operating partnership (the “Operating Partnership”), entered into an agreement with A.S. Holdings, providing the Operating Partnership an option to acquire a membership interest of up to 10% in A.S. Holdings. The option is exercisable in whole or in part, up to two times, by the Operating Partnership at any time, but in no event later than June 30, 2012. Although the option may be exercised immediately, if it is exercised in whole or in part before the Transfer Date, the closing on the acquisition of the applicable membership interests in A.S. Holdings will occur within 10 business days after the Transfer Date. There can be no assurance that the Company will elect to exercise its option, in whole or in part, to purchase up to a 10% ownership interest in Festival Bay Mall.

The Property, which opened in 2003, consists of an approximately 751,000 square foot enclosed mall situated on 139 acres of land located at 5250 International Drive in Orlando close to the convergence of I-4 and the Florida Turnpike. The Property was built as a hybrid retail center with entertainment, destination retail and traditional in-line mall tenants and its current anchor tenants include Bass Pro Shops Outdoor World, Ron Jon Surf Shop, Shepler’s Western Wear and Cinemark 20 Theatres. As of December 31, 2010, the Property was approximately 66% occupied. Concurrent with the closing of the acquisition, management of the Property was assumed by Paragon Retail Property Management LLC (“Paragon”), an affiliate of the Company’s sponsor. Paragon is currently evaluating redevelopment opportunities for the Property.

As of December 31, 2010, Bass Pro Shops Outdoor World and Cinemark 20 Theatres occupied approximately 20% and 11%, respectively, of the leasable square footage of the Festival Bay Mall, and the name, business type, primary lease terms and certain other information of the top five tenants as of December 31, 2010 are set forth in the following table:

Name of Tenant	Business Type	Square Feet Leased	Percentage of Leasable Space	Lease Expiration	Party with Renewal Rights
Bass Pro Outdoor Shops Outdoor World	Sporting Goods	39,748	20%	May 2020	Tenant
Cinemark 20 Theatres	Theater	20,700	11%	December 2019	Tenant
Vans	Skate Park and Skate Shop	3,000	7%	January 2012	Tenant
Shepler’s Western Wear	Clothing Retailer	3,000	5%	April 2013	Tenant
Ron Jon Surf Shop	Water Sports and Clothing Retailer	20,000	3%	June 2013	Tenant

All of the leased space is commercial with leases ranging from an initial term of one year to twenty years. The annual average percentage occupancy rate and the average effective net annual rental revenue per square foot for the last five years at Festival Bay Mall are as follows:

Period	Average Occupancy Rate	Average Effective Annual Rental Per Square Foot
Year ended 12/31/2010	65.2%	$8.57
Year ended 12/31/2009	67.2%	$8.66
Year ended 12/31/2008	75.7%	$9.00
Year ended 12/31/2007	75.5%	$9.07
Year ended 12/31/2006	71.9%	$9.30

The existing leases of Festival Bay Mall will expire as follows:

Year	Number of Expiring Leases	Total Square Feet Leased	Aggregate Annual Rental	Percentage of Gross Annual Rental
2011	1	6,100	$4,106,624	17%
2012	3	51,689	3,863,552	16%
2013	10	76,505	3,309,583	13%
2014	5	24,786	2,425,738	10%
2015	4	7,715	2,340,266	9%
2016	—	—	2,311,529	9%
2017	3	22,335	2,283,311	9%
2018	10	20,395	1,871,254	8%
2019	5	91,069	1,847,256	7%
2020	4	153,000	468,750	2%
Total	31	453,594	$24,827,863	100%

The aggregate realty taxes paid on Festival Bay Mall for the fiscal year ended December 31, 2010 was approximately$0.4 million.

General competitive conditions affecting our acquisitions or potential acquisitions include those identified in the section of our Prospectus captioned “Competition.” Other risks associated with our acquisitions or potential acquisitions are identified in the section of our Prospectus captioned “Risk Factors — Risks Associated with our Properties and the Market.”

This Sticker Supplement contains forward-looking statements. These statements generally are characterized by the use of terms such as “may,” “will,” “should,” “plan,” “anticipate,” “estimate,” “predict,” “believe,” “intend” and “expect” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, actual results could differ materially from those set forth in the forward-looking statements. We caution investors and potential investors not to place undue reliance on such statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.